Exhibit 6.1

amended and restated Executive Employment Agreement

This AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT (this “Agreement”) is made as of August 24, 2023 (the “Effective Date”), by and between Alternative Ballistics Corporation, a Nevada corporation (together with its successors and assigns, the “Company”), and Steven Luna (“Executive”).

RECITALS

WHEREAS, the Company and Executive entered into that certain Executive Employment Agreement, dated December 1, 2021 (the “Prior Agreement”), and Company and Executive desire to amend and restate the Prior Agreement in its entirety as set forth in this Agreement; and

WHEREAS, the Company desires to employ Executive, and Executive desires to be employed by the Company, as the Company’s Chief Executive Officer and President.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants, and conditions herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

AGREEMENT

1.	Employment and Term. The Company hereby agrees to employ Executive, and Executive hereby accepts employment by the Company, on the terms and conditions hereinafter set forth. Executive’s term of employment by the Company under this Agreement (the “Term”) shall commence on the Effective Date and end on the first anniversary thereof, subject to automatic renewal of the Term for additional one-year periods unless either the Company or Executive gives the other party written notice of intent not to renew the Term not less than 60 days before the date on which the Term otherwise would automatically renew. Notwithstanding the foregoing, the Term may be terminated earlier in accordance with Section 5.

2.	Position, Duties, and Responsibilities.

(a)	Position and Duties. During the Term, the Company shall employ Executive as Chief Executive Officer and President. Executive shall have, subject to the general direction of the Company’s Board of Directors (the “Board”), such duties, powers, and authority as are commensurate with their position as Chief Executive Officer and President and such other duties and responsibilities that are commensurate with their positions as reasonably delegated to them from time to time by the Board. In this position, Executive shall report directly to the Board.

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(b)	Exclusive Services and Efforts. Executive agrees to devote their efforts, energies, and skill to the discharge of the duties and responsibilities attributable to their position and, except as set forth herein, agrees to devote substantially all of their professional time and attention to the business and affairs of the Company. Notwithstanding the foregoing, Executive shall be entitled to engage in (a) service on the board of directors of two for-profit companies, businesses, or trade organizations at any time during the Term; provided that he shall not serve on the board of any entity that materially competes with the Company, (b) service on the board of directors of not-for-profit organizations, (c) other charitable activities and community affairs, and (d) management of their personal and family investments and affairs, in each case to the extent such activities do not, either individually or in the aggregate, materially interfere with the performance of their duties and responsibilities to the Company. Executive may only engage in other employment or business activities not covered by the aforementioned with the prior written consent of the Board.

(c)	Compliance with Company Policies. To the extent not inconsistent with the terms and conditions of this Agreement and with due regard for their position, Executive shall be subject to the Bylaws, policies, practices, procedures, and rules of the Company, including those policies and procedures set forth in the Company’s Code of Conduct and Ethics, but in no event shall anything in such documents be construed to expand the definition of Cause hereunder.

3.	Compensation.

(a)	Base Salary. During the first year of the Term, the Company shall pay to the Executive an annual salary of $250,000 (“Base Salary”). Thereafter, the Board or Compensation Committee of the Board if and when enacted (the “Committee”) shall consider increases in Base Salary for subsequent years in connection with performance and a review of compensation provided at peer companies, which companies shall be subject to review on a continuing basis (the “Peer Group”), taking into account Company and individual performance objectives; provided, however, that Base Salary shall be increased as of each anniversary of the Effective Date by a minimum of the greater of 3% or the annual increase in the Federal Consumer Price Index. Executive shall have the option to defer Executive’s Base Salary, subject to applicable law.

(b)	Annual Cash Bonus. The Board or Committee shall award Executive’s annual cash bonus based on an evaluation of performance and Peer Group compensation practices, taking into account Company and individual performance objectives. Notwithstanding the foregoing, the Board or Committee may grant a special bonus at any time. Annual cash bonuses shall be deemed “earned” if Executive is employed on the last day of the year to which the bonus relates and shall be paid no later than March 15 of the year immediately following the year to which the annual bonus relates.

(c)	Incentive Plan Participation. During the Term, Executive shall be eligible to participate in Company equity incentive plans according to the recommendation of the Committee, if any, and approval of the Board.

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(d)	Stock Award. The Company shall pay to the Executive an annual restricted stock award of $2,500,000 worth of shares of common stock pursuant to the Company’s then existing equity incentive plan (the “Initial Award”). Thereafter, the Board or Committee shall consider stock awards for subsequent years. The Initial Award shall be granted on the Effective Date of this Agreement and the number of shares of the Company’s common stock awarded will be calculated at the then current “Fair Market Value,” which shall be determined by the Board or, if the shares are traded or quoted in an exchange or an over the counter marketplace, by the average of the last sale price of the shares for the ten trading days prior to the Effective Date of this Agreement, or the anniversary thereof, as applicable. The Initial Award shall vest in four equal installments, the first installment vesting on the Effective Date of this Agreement and each subsequent installment shall vest every three months thereafter.

4.	Employee Benefits and Perquisites.

(a)	Benefits. Executive shall be entitled to participate in such health, group insurance, welfare, pension, and other employee benefit plans, programs, and arrangements as are made generally available from time to time to senior executives of the Company (which shall include customary health, life insurance, and disability plans), such participation in each case to be on terms and conditions no less favorable to Executive than to other senior executives of the Company generally. Executive shall also have the option to receive a medical stipend of up to $2,000 per month in lieu of participating in the Company’s employee health benefit plans.

(b)	Fringe Benefits, Perquisites, and Paid Time Off. During the Term, Executive shall be entitled to participate in all fringe benefits and perquisites made available to other senior executives of the Company, such participation to be at levels, and on terms and conditions, that are commensurate with their position and responsibilities at the Company and that are no less favorable than those applicable to other senior executives of the Company. In addition, Executive is entitled to unlimited paid time off (“PTO”) as needed, subject to prior approval by the Executive Vice President, so long as doing so is consistent and in balance with their job responsibilities and business needs.

(c)	Reimbursement of Expenses. The Company shall reimburse Executive for all reasonable business and travel expenses incurred in the performance of their job duties and the promotion of the Company’s business, promptly upon presentation of appropriate supporting documentation and otherwise in accordance with the expense reimbursement policy of the Company.

(d)	Attorneys’ Fees. The Company shall reimburse Executive, promptly upon presentation of appropriate supporting documentation, for all reasonable attorneys’ fees incurred by Executive in connection with the negotiation and execution of this Agreement, but in no event shall such reimbursement exceed $1,000.

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5.	Termination; Change in Control.

(a)	General. The Company may terminate Executive’s employment for Cause. Executive may terminate their employment at any time for any reason, but shall be entitled to various compensation terms if such employment is not terminated for Good Reason. The Company may terminate Executive’s employment without Cause, or Executive may terminate Executive’s employment with Good Reason, in each case, upon providing the other party at least 30 days’ written notice thereof. Upon termination of Executive’s employment, Executive shall be entitled to the compensation and benefits described in this Section 5 to the extent applicable and shall have no further rights to any compensation or benefits from the Company. For purposes of this Agreement, the following terms have the following meanings:

(i)	“Accrued Benefits” shall mean: (i) accrued but unpaid Base Salary through the Termination Date, payable within 30 days following the Termination Date; (ii) any annual cash bonus earned but unpaid with respect to the year preceding the year in which the Termination Date occurs, payable in accordance with Section 3(b) above; (iii) any long-term incentive award earned pursuant to Section 3(c) above but unpaid with respect to performance periods that ended in the year preceding the year in which Termination Date occurs; (iv) reimbursement for any unreimbursed business expenses incurred through the Termination Date (including any related tax gross-up payments), payable within 30 days following the Termination Date; and (v) all other payments, benefits, or fringe benefits to which Executive shall be entitled as of the Termination Date under the terms of any applicable compensation arrangement or benefit, equity, or fringe benefit plan or program or grant.

(ii)	“Cause” shall mean: (i) Executive’s refusal to perform, or repeated failure to undertake good faith efforts to perform, the duties or responsibilities reasonably assigned to Executive by the Board, which, if curable, is not cured within 30 days after Executive’s written receipt of notice thereof from the Company; (ii) Executive’s engagement in willful gross misconduct or willful gross negligence in and the course of carrying out their duties that results in material economic or reputational harm to the Company; (iii) Executive’s conviction of or plea of guilty or nolo contendere to a felony; or (iv) a material breach by Executive of Section 2(b) of this Agreement, which, if curable, is not cured within 30 days after Executive’s receipt of written notice thereof from the Company. Termination of Executive’s employment shall not be deemed to be for Cause unless Executive has had a reasonable opportunity, together with counsel, to respond to all relevant allegations upon which a contemplated termination for Cause is based.

(iii)	“Good Reason” shall mean any of the following that has not been approved in writing and shall mean any of the following circumstances that, if curable, has not been cured by the Company within 30 days of the Company’s receipt of notice thereof from Executive, which notice was provided within 90 days of the date on which the circumstance or event constituting Good Reason first came into existence: (i) a material reduction in Executive’s Base Salary; (ii) a material diminution of Executive’s titles, duties, responsibilities, or authorities as set forth in this Agreement or Executive being required to report to another person other than the Board; (iii) a material diminution in the budget over which Executive retains authority; (iv) a material change in the location of the Company’s offices; or (v) a material breach by the Company of this Agreement. Executive’s resignation will not be treated as being for Good Reason unless Executive’s employment terminates after the end of the cure period (if curable) and no later than six months after the occurrence of the event(s) giving rise to the termination for Good Reason.

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(iv)	“Change in Control” shall mean a liquidation, merger, acquisition, sale of voting control, or sale of substantially all of the assets of the Company in which the shareholders of the Company immediately prior to the event or transaction do not own a majority of the outstanding shares of the surviving corporation after the event or transaction, or series of transactions which, in the aggregate would result in the same.

(v)	“Change-in-Control Severance Payments” shall mean (i) a pro-rated annual cash bonus for the year in which the Termination Date occurs (calculated based on the annual target cash bonus opportunity for the year of termination), payable when bonuses are paid to other executives of the Company in the year following the year of the Termination Date; (ii) a lump sum cash payment, payable on the Termination Date, equal to three times the sum of the following: (x) one year’s Base Salary at the annualized rate then in effect (or the rate that should be in effect but for any Base Salary diminution), (y) the greater of the annual target cash bonus opportunity for the year of termination or the highest actual annual cash bonus paid during the three preceding completed years, and (z) any target long-term incentive award granted pursuant to Section 3(c) above for the year of the Termination Date; (iii) Medical Payment Amounts (as defined below) payable each month, commencing on the first day of the month following the Termination Date and continuing until the earlier of 36 months following the Termination Date or the date on which Executive becomes employed by a third party and becomes eligible to participate in such third party’s group health plan; and (iv) to the extent permissible under applicable law and under any insurance policy insuring the Company’s health plan (if any), access to continued coverage under the Company’s health plan with the full cost payable by Executive for a period of up to 36 months commencing on the first day of the month following the Termination Date.

(vi)	“Disability” shall mean that Executive has been unable, with or without reasonable accommodation and due to physical or mental incapacity, to substantially perform their duties and responsibilities hereunder for at least six months.

(vii)	“Medical Payment Amounts” shall mean an amount, payable on a monthly basis commencing on the first day of the month following the Termination Date, equal to (i) the monthly amount of the Consolidated Omnibus Budget Reconciliation Act continuation coverage premium for such month under the Company’s group medical plans for executives of the Company less the monthly amount of Executive’s portion of the premium for such month as if Executive was still an active employee, plus (ii) a tax gross-up payment so Executive shall have no after-tax consequences with respect to the monthly amount described in clause (i) or the related tax gross-up.

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(viii)	“Severance Payments” shall mean (i) a lump sum cash payment, payable on the Termination Date, equal to two times the sum of the following: (x) one year’s Base Salary at the annualized rate then in effect (or the rate that should be in effect but for any Base Salary diminution), (y) the greater of (I) the annual target cash bonus opportunity for the year of termination or (II) the average annual cash bonus for the three preceding completed years (provided, however, that if Executive has not been employed for at least three years in which an annual cash bonus was paid, such calculation will assume that an annual cash bonus equal to the target annual cash bonus opportunity was paid in the missing years), and (z) any target long-term incentive award granted pursuant to Section 3(c) above for the year of the Termination Date; (ii) Medical Payment Amounts, payable each month, commencing on the first day of the month following the Termination Date and continuing until the earlier of 24 months following the Termination Date or the date on which Executive becomes employed by a third party and becomes eligible to participate in such third party’s group health plan; and (iii) to the extent permissible under applicable law and under any insurance policy insuring the Company’s health plan (if any), access to continued coverage under the Company’s health plan with the full cost payable by Executive for a period of up to 24 months commencing on the first day of the month following the Termination Date.

(ix)	“Termination Date” shall mean the date on which Executive’s employment hereunder terminates in accordance with this Agreement (which, in the case of a notice of non-renewal of the Term in accordance with Section 1 hereof, shall mean the date on which the Term expires).

(b)	Termination for Cause or Termination by Executive Without Good Reason. In the event that Executive’s employment hereunder is terminated by the Company for Cause or by Executive without Good Reason, which shall include a non-renewal of the Term by Executive, Executive shall be entitled to receive the Accrued Benefits.

(c)	Termination Without Cause or Termination by Executive for Good Reason. In the event that Executive’s employment hereunder is terminated by the Company without Cause or by Executive for Good Reason, Executive shall be entitled to receive the Accrued Benefits and the Severance Payments, except as otherwise provided pursuant to Section 5(d).

(d)	Termination Without Cause or Termination by Executive for Good Reason Due to a Change in Control. In the event that Executive’s employment hereunder is terminated by the Company without Cause or by Executive for Good Reason within two years following or six months prior to a Change in Control, Executive shall receive the benefits described in Section 5(c), except that Executive shall receive the Change-in-Control Severance Payments in lieu of the Severance Payments.

(e)	Termination Due to Death or Disability. In the event that Executive’s employment hereunder is terminated due to Executive’s death or Disability, Executive shall receive the Accrued Benefits and one year of the Medical Payment Amounts for Executive in the event of disability or Executive’s family in the event of Executive’s death.

(f)	Return of Company Property. Upon termination of Executive’s employment for any reason or under any circumstances, Executive shall promptly return any and all of the property of the Company and any Affiliates (as defined below) (including, without limitation, all log-in and password information for all databases and programs in Executive’s possession, computers, keys, credit cards, identification tags, documents, data, confidential information, work product, and other proprietary materials), and other materials.

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(g)	Post-Termination Reasonable Cooperation. Executive agrees and covenants that, following the Term, he shall, to the extent reasonably requested by the Company, cooperate in good faith with the Company to assist the Company in the pursuit or defense of (except if Executive is adverse with respect to) any claim, administrative charge, or cause of action by or against the Company as to which Executive, by virtue of their employment with the Company or any other position that Executive holds that is affiliated with or was held at the request of the Company or its Affiliates, has relevant knowledge or information, including by acting as the Company’s representative in any such proceeding and, without the necessity of a subpoena, providing truthful testimony in any jurisdiction or forum. The Company shall reimburse Executive for their reasonable out-of-pocket expenses incurred in compliance with this Section 5(g), including any reasonable travel expenses and reasonable attorneys’ fees incurred by Executive and, in the event that Executive is required to spend substantial time on such matters, the Company shall compensate Executive at an hourly rate of $250 per hour. The Company shall use reasonable business efforts to provide Executive with reasonable advance written notice of its need for Executive’s reasonable cooperation and shall attempt to coordinate with Executive the time and place at which Executive’s reasonable cooperation shall be provided with the goal of minimizing the impact of such reasonable cooperation on any other material pre-scheduled business commitment that Executive may have. Executive’s cooperation described in this Section 5(g) shall be subject to the indemnification provision and obtaining the D&O insurance policy provided under Sections 6(a) and 6(b) hereof, respectively.

6.	Indemnification; D&O Insurance.

(a)	Indemnification. If Executive is made a party, is threatened to be made a party, or reasonably anticipates being made a party, to any Proceeding (as hereinafter defined) by reason of the fact that Executive is or was a director, officer, shareholder, employee, agent, trustee, consultant, or representative of the Company or any of its Affiliates or is or was serving at the request of the Company or any of its Affiliates, or in connection with their service hereunder as a director, officer, shareholder, employee, agent, trustee, consultant, or representative of another Person, or if any Claim (as hereinafter defined) is made, is threatened to be made, or is reasonably anticipated to be made, that arises out of or relates to Executive’s service in any of the foregoing capacities, then Executive shall promptly be indemnified and held harmless to the fullest extent permitted or authorized by any Company arrangement, or if greater, by applicable law, against any and all costs, expenses, liabilities, and losses (including, without limitation, advancement and payment of attorneys’ and other professional fees and charges, judgments, interest, expenses of investigation, penalties, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, with such legal fees advanced to the maximum extent permitted by law) incurred or suffered by Executive in connection therewith or in connection with seeking to enforce their rights under this Section 6(a), and such indemnification shall continue even if Executive has ceased to be a director, officer, shareholder, employee, agent, trustee, consultant, or representative of the Company or other Person and shall inure to the benefit of their heirs, executors, and administrators.

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(b)	D&O Insurance. At such time as the Company is financially able to do so and at the sole and absolute discretion of the Board, the Company shall obtain a directors’ and officers’ liability insurance policy (or policies) providing coverage to Executive that is no less favorable in any respect than the coverage then being provided to any other current or former director or officer of the Company.

(c)	Definitions. For purposes of this Agreement, the following terms shall have the following meanings: “Affiliate” of a Person shall mean any Person that directly or indirectly controls, is controlled by, or is under common control with, such Person; “Claim” shall mean any claim, demand, request, investigation, dispute, controversy, threat, discovery request, or request for testimony or information; “Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, estate, board, committee, agency, body, employee benefit plan, or other person or entity; and “Proceeding” shall mean any threatened or actual action, suit, or proceeding, whether civil, criminal, administrative, investigative, appellate, formal, informal, or other.

7.	Tax Matters.

(a)	Withholding. The Company shall withhold all applicable federal, state, and local taxes, social security, and workers’ compensation contributions and other amounts as may be required by law with respect to compensation payable to Executive pursuant to this Agreement.

(b)	Section 409A. Notwithstanding anything herein to the contrary, this Agreement is intended to be interpreted and applied so that the payment of the benefits set forth herein shall either be exempt from, or in the alternative, comply with, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the published guidance thereunder (“Section 409A”). A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “nonqualified deferred compensation” under Section 409A unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “Termination Date” or like terms shall mean “separation from service.” Notwithstanding any provision of this Agreement to the contrary, if Executive is a “specified employee” within the meaning of Section 409A on the date of their “separation from service,” any payments or arrangements due upon a termination of Executive’s employment under any arrangement that constitutes a “nonqualified deferral of compensation” within the meaning of Section 409A and which do not otherwise qualify under the exemptions under Treas. Regs. Section 1.409A-1 (including without limitation, the short-term deferral exemption or the permitted payments under Treas. Regs. Section 1.409A-1(b)(9)(iii)(A)), shall be delayed and paid or provided on the earlier of (a) the date which is six months after Executive’s “separation from service” for any reason other than death, or (b) the date of Executive’s death. All tax gross-up payments provided under this Agreement or any other agreement with Executive shall be made or provided by the end of Executive’s taxable year next following Executive’s taxable year in which Executive remits the related taxes, in accordance with the requirements of Section 409A.

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(c)	Section 409A Gross-Up. The Company acknowledges and agrees that if any payment, award, benefit, or distribution (or any acceleration of any payment, award, benefit, or distribution) made or provided to Executive or for Executive’s benefit in connection with this Agreement, or Executive’s employment with the Company or the termination thereof (the “Payments”) is determined to be subject to the additional taxes, interest, or penalties imposed by Section 409A, or any interest or penalties with respect to such additional taxes, interest, or penalties (such additional taxes, together with any such interest and penalties, are referred to collectively as the “Section 409A Tax”), then Executive will be entitled to receive an additional payment (a “409A Gross-Up Payment”) from the Company such that the net amount Executive retains after paying any applicable Section 409A Tax and any federal, state, or local income or FICA taxes on such 409A Gross-Up Payment, shall be equal to the amount Executive would have received if the Section 409A Tax were not applicable to the Payments. Unless otherwise agreed in writing by Executive and the Company, all determinations of the Section 409A Tax and 409A Gross-Up Payment, if any, will be made by an independent accounting firm designated by the Company, and such accounting firm shall be instructed to provide the Company and Executive with a written opinion of any determination such accounting firm has been requested to provide. The Company shall be responsible for such accounting firm’s fees. For purposes of determining the amount of the 409A Gross-Up Payment, if any, Executive will be deemed to pay federal income tax at the actual marginal rate of federal income taxation in the calendar year in which the total Payments are made and state and local income taxes at the actual marginal rate of taxation in the state and locality of Executive’s residence on the date the total Payments are made, net of the maximum reduction in federal income taxes that could be obtained from deduction of such state and local taxes. If the Section 409A Tax is determined by the Internal Revenue Service, on audit or otherwise, to exceed the amount taken into account hereunder in calculating the 409A Gross-Up Payment (including by reason of any payment the existence or amount of which cannot be determined at the time of the 409A Gross-Up Payment), the Company shall make another 409A Gross-Up Payment in respect of such excess (plus any interest, penalties, or additions payable by Executive with respect to such excess). The Company and Executive shall each reasonably cooperate with the other in connection with any administrative or judicial proceedings concerning the existence or amount of liability for Section 409A Tax with respect to the total Payments. The 409A Gross-Up Payments provided to Executive shall be made no later than the tenth business day following the last date the Payments are made but in all events within the time period specified in Section 7(b).

(d)	Separation from Service. After any Termination Date, Executive shall have no duties or responsibilities that are inconsistent with having a “separation from service” within the meaning of Section 409A as of the Termination Date and, notwithstanding anything in the Agreement to the contrary, distributions upon termination of employment of nonqualified deferred compensation may only be made upon a “separation from service” as determined under Section 409A and such date shall be the Termination Date for purposes of this Agreement. Each payment under this Agreement or otherwise shall be treated as a separate payment for purposes of Section 409A. In no event may Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement which constitutes a “nonqualified deferral of compensation” within the meaning of Section 409A and to the extent an amount is payable within a time period, the time during which such amount is paid shall be in the discretion of the Company.

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(e)	Reimbursements. All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A. To the extent that any reimbursements are taxable to Executive, such reimbursements shall be paid to Executive on or before the last day of Executive’s taxable year following the taxable year in which the related expense was incurred. Reimbursements shall not be subject to liquidation or exchange for another benefit and the amount of such reimbursements that Executive receives in one taxable year shall not affect the amount of such reimbursements that Executive receives in any other taxable year.

(f)	Parachute Payments; Gross-Up. Anything in this Agreement to the contrary notwithstanding, in the event that Executive shall become entitled to payments and/or benefits provided by this Agreement or any other amounts in the “nature of compensation” (whether pursuant to the terms of this Agreement or any other plan, arrangement, or agreement with the Company, or any arrangement or agreement with any person whose actions result in a change of ownership or effective control or a change in the ownership of a substantial portion of the assets of the Company covered by Code Section 280G(b)(2) (a “280G Change in Control”), or any person affiliated with the Company or such person) as a result of a 280G Change in Control (collectively the “Company Payments”), and such Company Payments will be subject to the tax (the “Excise Tax”) imposed by Code Section 4999, the Company shall pay to Executive at the time specified below (i) an additional amount (the “Gross-Up Payment”) such that the net amount retained by Executive, after deduction of any Excise Tax on the Company Payments and any U.S. federal, state, and for local income or payroll tax upon the Gross-Up Payment provided for by this paragraph, but before deduction for any U.S. federal, state, and local income or payroll tax on the Company Payments, shall be equal to the Company Payments and (ii) an amount equal to the product of any deductions disallowed for federal, state, or local income tax purposes because of the inclusion of the Gross-Up Payment in Executive’s adjusted gross income multiplied by Executive’s actual marginal rate of federal, state, or local income taxation, respectively, for the calendar year in which the Gross-Up Payment is to be made.

(i)	Unless otherwise agreed in writing by Executive and the Company, all determinations of the Company Payments and the Gross-Up Payments, if any, will be made by an independent accounting firm designated by the Company with Executive’s approval (the “Accountant”), and the Accountant shall be instructed to provide the Company and Executive with a written opinion of any determination the Accountant has been requested to provide.

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(ii)	For purposes of determining the amount of the Gross-Up Payment, Executive’s actual U.S. federal income tax rate in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at Executive’s actual rate of taxation in the state and locality of Executive’s residence for the calendar year in which the Company Payment is to be made, net of the maximum reduction in U.S. federal income taxes which could be obtained from deduction of such state and local taxes if paid in such year, shall be used.

(iii)	In the event that the Excise Tax is later determined by the Accountant or the Internal Revenue Service to exceed the amount taken into account hereunder at the time the Gross-Up Payment is made (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional Gross-Up Payment in respect of such excess (plus any interest or penalties payable with respect to such excess) at the time that the amount of such excess is finally determined.

(iv)	The Gross-Up Payment or portion thereof provided for above shall be paid not later than the 60th day following a 280G Change in Control which subjects Executive to the Excise Tax; provided, however, that if the amount of such Gross-Up Payment or portion thereof cannot be finally determined on or before such day, the Company shall pay to Executive on such day an estimate, as determined in good faith by the Accountant, of the minimum amount of such payments and shall pay the remainder of such payments, as soon as the amount thereof can reasonably be determined, but in no event later than the ninetieth day after the occurrence of the event subjecting Executive to the Excise Tax. Notwithstanding any other provision of this Agreement, all Gross-Up Payments under this Section 7(f)(iv) shall be paid pursuant to Section 7(b) of the Agreement. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, such excess shall constitute a loan by the Company to Executive, payable on the fifth day after demand by the Company (together with interest at the rate provided in Code Section 1274(b)(2)(B)).

(v)	The Company shall be responsible for all charges of the Accountant.

(vi)	The Company and Executive shall promptly deliver to each other copies of any written communications, and summaries of any verbal communications, with any taxing authority regarding the Excise Tax covered by this provision.

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8.	Notices. Any notice, request, instruction, or other document required by the terms of this Agreement, or deemed by any of the parties hereto to be desirable, to be given to any other party hereto shall be in writing and shall be given by personal delivery, overnight delivery, mailed by registered or certified mail, postage prepaid, with return receipt requested, or sent by electronic mail (with receipt confirmed) to the addresses of the parties as follows:

i.	To:	“Executive”	5224 Willowhaven Ave.
Las Vegas, NV 89120
Email: ____________________

ii.	To:	“Company”	5940 South Rainbow Blvd.,
Las Vegas, NV 89118
Attn: Vanessa Luna, EVP
Email: vanessa@alternativeballistics.com

iii.	With Copy To:	FitzGerald Kreditor Bolduc Risbrough LLP
2 Park Plaza, Suite 850
Irvine, CA 92614
Attn: Lynne Bolduc, Esq.
Email: lbolduc@fkbrlegal.com

The persons and addresses set forth above may be changed from time to time by a notice sent as aforesaid. If notice is given by personal delivery or overnight delivery in accordance with the provisions of this Section, such notice shall be conclusively deemed given at the time of such delivery provided a receipt is obtained from the recipient. If notice is given by mail in accordance with the provisions of this Section, such notice shall be conclusively deemed given upon receipt and delivery or refusal. If notice is given by electronic mail transmission in accordance with the provisions of this Section, such notice shall be conclusively deemed given at the time of delivery if between the hours of 9:00 a.m. and 5:00 p.m. Pacific time on a business day (“business hours”) and if not during business hours, at 9:00 a.m. on the next business day following delivery, provided a delivery confirmation is obtained by the sender.

9.	Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of Nevada without giving effect to any choice of law rules or other conflicting provision or rule that would cause the laws of any jurisdiction to be applied.

10.	Resolution of Disputes through Arbitration; Opt-Out Option. Executive can opt out of this arbitration provision by striking out the provisions below and by placing their initials on this page. However, provided Executive does not choose to opt out, the below arbitration provisions will apply:

(a)	Any controversy arising out of or relating to Executive’s employment (whether or not before or after employment), any termination of Executive’s employment, this Agreement or the enforcement or interpretation of this Agreement, or because of an alleged breach, default, or misrepresentation in connection with any of the provisions of this Agreement, including (without limitation) any state or federal statutory claims, shall be submitted to arbitration in Clark County, Nevada, before a sole arbitrator (the “Arbitrator”) selected from Judicial Arbitration Mediation Services (“JAMS”), or if JAMS is not able to supply the arbitrator, such arbitrator shall be selected from the American Arbitration Association (“AAA”), and shall be conducted in accordance with the provisions of Nevada Rules of Civil Procedure as the exclusive remedy of such dispute; provided, however, that provisional injunctive relief may, but need not, be sought in a court of law while arbitration proceedings are pending, and any provisional injunctive relief granted by such court shall remain effective until the matter is finally determined by the Arbitrator.

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(b)	Final resolution of any dispute through arbitration may include any remedy or relief that would be available in a court of law, including any and all remedies provided by applicable state or federal statutes. At the conclusion of the arbitration, the Arbitrator shall issue a written decision that sets forth the essential findings and conclusions upon which the Arbitrator’s award or decision is based. Any award or relief granted by the Arbitrator hereunder shall be final and binding on the parties hereto and may be enforced by any court of competent jurisdiction.

(c)	By agreeing to arbitration, the parties agree that there will be no limitations on discovery. The parties shall be entitled to conduct discovery as they would be in court, as set forth in the Nevada Rules of Civil Procedure.

(d)	The parties acknowledge and agree that they are voluntarily waiving any rights to trial by jury in any action, proceeding or counterclaim brought by either of the parties against the other in connection with any matter whatsoever arising out of or in any way connected with any of the matters referenced in the first sentence of Section 10(a).

(e)	The parties agree that the Company shall be responsible for payment of the forum costs of any arbitration hereunder, including the Arbitrator’s fee. The parties further agree that in any proceeding with respect to such matters, the prevailing party will be entitled to recover their reasonable attorney’s fees and costs from the non-prevailing party (other than forum costs associated with the arbitration which in any event shall be paid by the Company).

11.	Arbitration Opt-Out Forum; Attorneys’ Fees and Costs. In the event Executive elects to opt out of the arbitration provision in Section 10 above, the parties each submit to the exclusive jurisdiction of the federal courts (or state courts if federal jurisdiction is lacking) located within Clark County, Nevada In the event of a lawsuit or other legal proceeding arising out of or related to this Agreement in which Executive prevails (as determined by the deciding court), the Company shall reimburse Executive for their reasonable attorneys’ fees and costs incurred in connection with such lawsuit or legal proceeding, in addition to any other relief to which Executive may be entitled.

12.	Amendments; Waivers. This Agreement may not be modified or amended or terminated except by an instrument in writing, signed by Executive and a duly authorized officer of the Company (other than Executive). By an instrument in writing similarly executed (and not by any other means), either party may waive compliance by the other party with any provision of this Agreement that such other party was or is obligated to comply with or perform; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure. No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, or power hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, or power provided herein or by law or in equity. To be effective, any written waiver must specifically refer to the condition(s) or provision(s) of this Agreement being waived.

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13.	Inconsistencies. In the event of any inconsistency between any provision of this Agreement and any provision of any Company arrangement, the provisions of this Agreement shall control, unless Executive and the Company otherwise agree in a writing that expressly refers to the provision of this Agreement that is being waived.

14.	Assignment. Except as otherwise specifically provided herein, neither party shall assign or transfer this Agreement nor any rights hereunder without the consent of the other party, and any attempted or purported assignment without such consent shall be void; provided, however, that any assignment or transfer pursuant to a merger or consolidation, or the sale or liquidation of all or substantially all of the business and assets of the Company shall be valid, so long as the assignee or transferee (a) is the successor to all or substantially all of the business and assets of the Company, and (b) assumes the liabilities, obligations and duties of the Company, as contained in this Agreement, either contractually or as a matter of law. Executive’s consent shall be required for any such transaction. This Agreement shall otherwise bind and inure to the benefit of the parties hereto and their respective successors, penalties, assigns, heirs, legatees, devisees, executors, administrators, and legal representatives.

15.	Voluntary Execution; Representations. Executive acknowledges that (a) he has consulted with or has had the opportunity to consult with independent counsel of their own choosing concerning this Agreement and has been advised to do so by the Company, and (b) he has read and understands this Agreement, is competent and of sound mind to execute this Agreement, is fully aware of the legal effect of this Agreement, and has entered into it freely based on their own judgment and without duress. The Company represents and warrants that it is fully authorized, by any person or body whose authorization is required, to enter into this Agreement and to perform its obligations hereunder.

16.	Headings. The headings of the Sections and subsections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

17.	Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

18.	Beneficiaries/References. Executive shall be entitled, to the extent permitted under applicable law, to select and change a beneficiary or beneficiaries to receive any compensation or benefit hereunder following Executive’s death by giving written notice thereof. In the event of Executive’s death or a judicial determination of their incompetence, references in this Agreement to Executive shall be deemed, where appropriate, to refer to their beneficiary, estate, or other legal representative.

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19.	Survivorship. Except as otherwise set forth in this Agreement, the respective rights and obligations of the parties shall survive any termination of Executive’s employment.

20.	Severability. It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction or arbitrator to be invalid, prohibited, or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited, or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

21.	No Mitigation/No Offset. Executive shall be under no obligation to seek other employment or to otherwise mitigate the obligations of the Company under this Agreement, and there shall be no offset against amounts or benefits due to Executive under this Agreement or otherwise on account of any claim (other than any preexisting debts then due in accordance with their terms) the Company may have against their or any remuneration or other benefit earned or received by Executive after such termination.

22.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument. Signatures delivered by facsimile or PDF shall be effective for all purposes.

23.	Entire Agreement. This Agreement contains the entire agreement of the parties and supersedes all prior or contemporaneous negotiations, correspondence, understandings, and agreements between the parties, regarding the subject matter of this Agreement.

24.	Definition of “days.” When used herein, the term “days” refers to calendar days unless otherwise specified.

[SIGNATURE PAGE TO FOLLOW]

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the Effective Date.

COMPANY

Alternative Ballistics Corporation,

a Nevada corporation

By:	/s/ Vanessa Luna
Name:	Vanessa Luna
Title:	Chairperson of the Board of Directors

EXECUTIVE

By:	/s/ Steven Luna
Name:	Steven Luna

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